NEWS RELEASE	ELD No. 13-10
TSX: ELD NYSE: EGO	August 2, 2013

2013 Second Quarter Financial and Operating Results

Increased Production and Revenue at Lower Costs

(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to report on the Company's financial and operational results for the second quarter ended June 30, 2013. Profit attributable to shareholders of the Company for the quarter was $43.3 million or $0.06 per share compared to $46.6 million or $0.07 per share for the same quarter in 2012.

“During the second quarter Eldorado produced 183,971 ounces of gold at an average cash operating cost of $478 per ounce, a 31% increase over Q2 2012 gold production. Our gold mines continue to perform to plan and generate significant cash flows” said Paul Wright, CEO of Eldorado Gold. “With its strong balance sheet and comparatively low cost gold mining operations, Eldorado is well positioned to confront the recent weakness in gold prices.”

Second Quarter Summary Results and Corporate Developments

•	Gold production of 183,971 ounces at an average cash operating cost of $478 per ounce (Q2 2012 gold production – 140,694 ounces at $480 per ounce).
•	Gold sales of 176,260 ounces at an average gold price of $1,382 per ounce (Q2 2012 sales of 132,919 ounces at an average gold price of $1,612).
•	Continued strong cash generation from operating activities before changes in non-cash working capital of $84.9 million (Q2 2012 - $82.1 million).
•	On August 1, 2013, the Company declared that it will pay an eligible dividend of Cdn$0.05 per Common Share on August 26, 2013 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 15, 2013.

Outlook

In light of the recent significant decline in gold price the Company has modified its operating plan for 2013. Exploration spending for 2013 has been reduced from $98.5 million to $51.0 million with an emphasis on mine site and brownfields exploration. Capital spending has been revised down from $670.0 million to $430.0 million. The full Kisladag expansion as envisaged will be deferred pending improvement in metal prices, while the initial production from Skouries, Perama Hill and Certej is projected to be delayed by one year. Gold production for 2013 is forecast to be 745,000 ounces of gold with cash costs of $520/oz. This is in line with original guidance provided of 705,000 - 760,000 ounces at cash costs of $515-530/oz.

1

Amendment to the Dividend Policy

Considering our revised capital program over the next two years and projected cash flows from our operating mines at current gold prices, we have revised the gradation of our existing dividend policy to provide the following fixed dollar amount per ounce of gold sold.

Realised Gold Price (US$/oz)	Dividend (CDN$/oz)
$1,251 - $1,399	$25
$1,400 - $1,549	$50
$1,550 - $1,599	$75
$1,600 - $1,649	$100
$1,650 - $1,699	$125
$1,700 - $1,749	$150
$1,750 – $1,849	$175
$1,850 – $1,999	$225

Review of Financial Results

Summarized Financial Results – quarter ended June 30,	2013	2012
Revenues (millions)	$266.9	$244.2
Gold Revenues (millions)	$243.6	$214.2
Gold sold (ounces)	176,260	132,919
Average realized gold price ($/ounce)	$1,382	$1,612
Cash operating costs ($/ounce sold) (1)	$478	$480
Total cash cost ($ per ounce sold) (1)	$536	$550
Gross profit from gold mining operations (1) (millions)	$117.2	$118.7
Profit attributable to shareholders of the Company (millions)	$43.3	$46.6
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.06	$0.07
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.06	$0.07
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$84.9	$82.1
(1)	The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, earnings from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. These are non-IFRS measures. Please see page 9 of the Management Discussion and Analysis for discussion of non-IFRS measures.

Net income for the quarter was $43.3 million (or $0.06 per share), compared with $46.6 million (or $0.07 per share) in the second quarter of 2012. Higher gold sales volumes offset lower gold prices resulting in higher revenues from gold mining operations year over year. The increase year over year in gold revenues was offset by higher production costs and depreciation, depletion and amortization from gold mining operations as a result of higher sales volumes. Other items affecting net income for the quarter included $5.9 million in foreign exchange losses (second quarter 2012 - $0.8 million loss), and $11.1 million in interest and financing costs (second quarter 2012 - $1.4 million). The foreign exchange losses related to bank deposits in foreign currencies in Turkey and Canada. The effective tax rate of 36% fell from a rate of 43% in the second quarter of 2012 mainly as a result of the impact of the recognition of investment tax credits in Turkey.

2

Operations Update

Kisladag, Turkey

Operating Data – quarter ended June 30,	2013	2012
Tonnes placed on pad	3,301,333	3,259,574
Average treated head grade (grams per tonne)	1.26	1.30
Gold (ounces)
- Produced	76,735	61,575
- Sold	76,680	61,991
Cash operating costs (per ounce sold)	$327	$333
Total cash costs (per ounce sold)	$348	$357

Financial Data (millions)
Gold revenues	$108.6	$99.7
Depreciation and depletion	$3.6	$2.6
Gross profit – gold mining operations	$77.6	$74.0
Capital expenditure on mining interests	$35.3	$47.7

Gold production at Kisladag during the second quarter of 2013 was higher than the same quarter of 2012 mainly due to the stacking and leaching sequence. Capital expenditures during the quarter included waste stripping, mining equipment and construction activities associated with the Phase IV expansion.

Efemcukuru, Turkey

Operating Data – quarter ended June 30,	2013	2012[1]
Tonnes Milled	109,349	95,131
Average treated head grade (grams per tonne)	9.28	9.60
Average Recovery Rate (to Concentrate)	94.0%	92.9%
Gold (ounces)
- Produced	26,289	8,222
- Sold	25,187	-
Cash operating costs (per ounce sold)	$519	-
Total cash costs (per ounce sold)	$537	-
Financial Data (millions)
Gold revenues	$31.6	-
Depreciation and depletion	$5.3	-
Gross profit – gold mining operations	$12.2	-
Capital expenditure on mining interests	$6.8	$15.5

1 Ounces produced in 2012 were pre-commercial

During the quarter, Efemcukuru recovered 26,289 ounces of gold in concentrate of which 25,187 was shipped to the commercial refinery. Efemcukuru was undergoing commissioning during the second quarter of 2012. The mine and mill benefited during the quarter from modifications made to plant and ancillary equipment which increased throughput. By the end of the quarter, the mine and plant were operating at expected capacity. Capital expenditures during the quarter included underground development as well as plant upgrades and improvements.

3

Tanjianshan, China

Operating Data – quarter ended June 30,	2013	2012
Tonnes Milled	273,065	245,456
Average treated head grade (grams per tonne)	3.50	3.73
Average Recovery Rate	83.6%	84.1%
Gold (ounces)
- Produced	27,938	27,172
- Sold	27,938	27,172
Cash operating costs (per ounce sold)	$398	$432
Total cash costs (per ounce sold)	$577	$621
Financial Data (millions)
Gold revenues	$38.4	$43.9
Depreciation and depletion	$6.7	$6.3
Gross profit – gold mining operations	$15.2	$20.6
Capital expenditure on mining interests	$3.2	$2.8

Gold production at Tanjianshan during the second quarter of 2013 was slightly higher than the same quarter of 2012 as a result of additional mill throughput, although partially offset by lower head grades and recovery rates. Cash operating costs per ounce decreased from the second quarter 2012 slightly. Capital spending included exploration activities and process improvements.

Jinfeng, China

Operating Data – quarter ended June 30,	2013	2012
Tonnes Milled	336,707	337,560
Average treated head grade (grams per tonne)	3.33	2.68
Average Recovery Rate	84.5%	85.3%
Gold (ounces)
- Produced	28,889	25,630
- Sold	28,993	25,661
Cash operating costs (per ounce sold)	$757	$786
Total cash costs (per ounce sold)	$845	$858
Financial Data (millions)
Gold revenues	$40.8	$41.6
Depreciation and depletion	$8.1	$6.6
Gross profit – gold mining operations	$8.3	$13.0
Capital expenditure on mining interests	$15.4	$5.9

Gold production at Jinfeng in the second quarter of 2013 was higher than the same quarter of 2012 due to higher head grades. The ore zone in the open pit was accessed during the quarter and contributed to the improved head grade. Capital spending during the quarter included open pit stripping, underground mine development and process improvements.

4

White Mountain, China

Operating Data – quarter ended June 30,	2013	2012
Tonnes Milled	203,033	188,038
Average treated head grade (grams per tonne)	3.25	3.60
Average Recovery Rate	87.0%	86.9%
Gold (ounces)
- Produced	17,462	18,095
- Sold	17,462	18,095
Cash operating costs (per ounce sold)	$742	$622
Total cash costs (per ounce sold)	$781	$666
Financial Data (millions)
Gold revenues	$24.2	$30.0
Depreciation and depletion	$6.6	$5.7
Gross profit – gold mining operations	$3.9	$11.1
Capital expenditure on mining interests	$5.8	$5.5

Gold production at White Mountain in the second quarter of 2013 was lower than in the same period of 2012. This decrease was largely a result of lower head grades. Cash operating costs per ounce increased due to increased contract miner and plant repair costs. Capital spending this quarter included underground development, exploration, process plant improvements and construction of a new mobile maintenance work shop.

Vila Nova, Brazil

Operating Data – quarter ended June 30,	2013	2012
Tonnes Processed	179,864	176,418
Iron Ore Produced	155,172	152,965
Average Grade (% Fe)	60.1%	64.4%
Iron Ore Tonnes
- Sold	81,874	172,024
Average Realized Iron Ore Price	$106	$85
Cash Costs (per tonne sold)	$74	$62
Financial Data (millions)
Revenues	$8.7	$14.7
Depreciation and depletion	$0.9	$1.4
Gross profit – gold mining operations	$1.8	$2.7
Capital expenditure on mining interests	$0.2	$0.1

Iron ore production in the second quarter of 2013 increased 1% at Vila Nova as compared to the same quarter of 2012. Iron ore sales were 52% lower as a result of the incident that occurred at the Anglo-Ferrous port facility during the quarter. While the Anglo-Ferrous port facility remains closed, Vila Nova has been shipping reduced quantities of iron ore through the public port in Santana City.

5

Stratoni, Greece

Operating Data – quarter ended June 30,	2013	2012[1]
Tonnes ore mined (wet)	60,109	66,529
Tonnes ore processed (dry)	62,331	64,272
Pb grade (%)	6.57%	6.58%
Zn grade (%)	9.38%	10.06%
Ag grade (g/t)	173	172
Tonnes of concentrate produced	16,054	17,278
Tonnes of concentrate sold	16,783	15,821
Average realized concentrate price (per tonne)	$781	$893
Cash Costs (per tonne of concentrate sold)	$829	$593
Financial Data (millions)
Revenues	$13.1	$13.3
Depreciation and depletion	$2.1	$1.9
Earnings from operations	-$3.0	$1.9
Capital expenditure on mining interests	$0.5	$2.5

1 Stratoni operating and financial data for 2012 shown in the table above reflect operations subsequent to February 24, 2012, the date of the European Goldfields Ltd. acquisition.

During the second quarter, Stratoni mined 60,109 tonnes of run-of-mine ore and produced 16,054 tonnes of lead and zinc concentrate at an average cash cost of $829 per tonne of concentrate sold. During the same period, Stratoni sold 16,783 tonnes of concentrate at an average price of $781 per tonne.

Olympias, Greece

During the second quarter, Olympias treated 116,972 tonnes of tailings and produced 6,658 payable gold ounces. Commissioning of the plant continued during the quarter with commercial production expected during the third quarter, 2013. Capital spending during the quarter included underground decline development, underground rehabilitation and process plant improvements.

Development Projects Update

Skouries, Greece

Clearing, grubbing and grading of the plant site area was ongoing. Site clearing and geotechnical drilling on the tailings dam area continued during the quarter. A review of the tailings dam construction materials and methodology was completed with the goal of optimizing the cost and time required to complete the tailings dam. Progress continued to be made on the underground decline during the quarter.

Olympias, Greece

Ground water inflows were intersected in the decline from Stratoni to the Olympias deposit and limited the advance during the quarter. A grouting company was brought in to deal with the inflow. Rehabilitation of the existing underground mine continued during the quarter.

Perama Hill, Greece

Final approval of the Environmental Impact Assessment (“EIA”) for Perama Hill is expected during the second half of 2013. Approval of the EIA will allow construction of the initial infrastructure to commence and is required in order to obtain the permits to commence full construction. Preliminary engineering continued on the project during the quarter with completion expected in the third quarter this year. Metallurgical testwork to confirm and optimise the process will be completed during the third quarter this year, with detailed engineering expected to begin shortly thereafter.

6

Geotechnical drilling was completed during the quarter in order to examine the foundation conditions for the plant and tailings dump sites. In addition, drilling began in the open pit area to reconfirm the geotechnical conditions used in the feasibility pit slope design.

Certej, Romania

Geotechnical drilling was carried out during the quarter to provide data for pit slope stability and soil analyses. Metallurgical testing was conducted on samples from recently drilled extensions to the ore zones. Extensive flotation testing was carried out to confirm results from previous work and to generate concentrate material for oxidation testing. Results of the testing will be used to finalize the process design during the third quarter. Engineering work began to establish alternatives for supply of power to the site from the national grid and to rehabilitate the water supply lines from the Mures River. Work began on construction of an alternate access road to the property.

Tocantinzinho, Brazil

Permitting activities continued during the quarter at both the state and federal levels. Project engineers continued to focus on reduction of capital requirements in order to optimize the project, including consideration of Semi-Autogenous Grind (“SAG”) milling as opposed to three-stage crushing. Cost reductions have been generated through changes to the design of the tailings management facility and waste dump as well as optimization of earthmoving for the plant and administration sites. There is also the potential to reduce capital costs further by utilising contract miners. Preliminary discussions are ongoing with mining contractors for both short-term and long-term mining contracts. The mine plan is scheduled to be updated by the end of this year. Site activities are focused on site characterization data collection from established points. Field surveys along the logging road are ongoing. Non-essential field work has been cancelled.

Eastern Dragon, China

Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on preparing the necessary paperwork to submit to the National Development and Reform Commission (“NDRC”), as well as determining the timeline for review and approval.

Exploration Update

In the second quarter approximately 65,000 metres of exploration drilling were completed at the company’s operations, development projects and exploration targets. In Greece, sterilization drilling was completed at Perama Hill and the 2013 resource drilling program commenced at the Piavitsa project. In Romania, drilling focused on resource expansion and infill drilling at the Certej deposit. In Turkey, drilling was completed on several targets at the Efemcukuru minesite and at the Ardala/Salinbas exploration project. Drilling in China included resource expansion programs at the Jinfeng, White Mountain and Tanjianshan mine sites and on exploration targets peripheral to the Jinfeng and Tanjianshan mines. In Brazil, resource expansion drilling was completed at the Vila Nova minesite and an initial phase of drilling was completed at the Chapadinha early-stage exploration project.

7

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Eldorado will host a conference call to discuss the 2013 Second Quarter Financial and Operating Results on Friday, August 2, 2013 at 11:30 a.m. EDT (8:30 a.m. PDT). You may participate in the conference call by dialling 416-340-9432 in Toronto or 1-888-340-9642 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold.

The call will be available on Eldorado’s website. www.eldoradogold.com. A replay of the call will be available until August 9, 2013 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 5235773.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to  the Company’s Second Quarter , 2013 Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO)

8

Contact

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Website: www.eldoradogold.com
Request for information packages: laurelw@eldoradogold.com

ELDORADO GOLD
Q2 2013 Gold Production Highlights (in US$)

	First Quarter 2013	Second Quarter 2013	Second Quarter 2012	First Six Months 2013	First Six Months 2012
Gold Production
Ounces Sold	189,346	176,260	132,919	365,606	283,580
Ounces Produced[1]	163,768	183,971	140,694	347,739	296,229
Cash Operating Cost ($/oz)[2,4,5]	505	478	480	492	465
Total Cash Cost ($/oz)[3,4,5]	567	536	550	552	539
Realized Price ($/oz - sold)	1,622	1,382	1,612	1,506	1,662
Kişladağ Mine, Turkey
Ounces Sold	70,250	76,680	61,991	146,930	127,155
Ounces Produced	70,221	76,735	61,575	146,956	127,282
Tonnes to Pad	2,915,508	3,301,333	3,259,574	6,216,841	6,400,066
Grade (grams / tonne)	1.29	1.26	1.30	1.28	1.21
Cash Operating Cost ($/oz)[4,5]	334	327	333	331	336
Total Cash Cost ($/oz)[3,4,5]	359	348	357	353	366
Efemcukuru Mine, Turkey
Ounces Sold	50,291	25,187	-	75,478	-
Ounces Produced	19,856	26,289	8,222	46,145	12,515
Tonnes Milled	86,879	109,349	95,131	196,228	165,777
Grade (grams / tonne)	8.47	9.28	9.60	8.91	9.23
Cash Operating Cost ($/oz)[4,5]	582	519	-	561	-
Total Cash Cost ($/oz)[3,4,5]	619	537	-	592	-
Tanjianshan Mine, China
Ounces Sold	26,207	27,938	27,172	54,145	55,988
Ounces Produced	26,207	27,938	27,172	54,145	55,988
Tonnes Milled	247,061	273,065	245,457	520,126	508,249
Grade (grams / tonne)	3.74	3.50	3.73	3.61	3.87
Cash Operating Cost ($/oz)[4,5]	442	398	432	419	419
Total Cash Cost ($/oz)[3,4,5]	636	577	621	605	613
Jinfeng Mine, China
Ounces Sold	21,683	28,993	25,661	50,676	60,858
Ounces Produced	21,742	28,889	25,630	50,631	60,865
Tonnes Milled	351,901	336,707	337,560	688,608	706,316
Grade (grams / tonne)	2.43	3.33	2.68	2.87	2.93
Cash Operating Cost ($/oz) [4,5]	832	757	786	789	703
Total Cash Cost ($/oz) [3,4,5]	930	845	858	881	776
White Mountain Mine, China
Ounces Sold	20,915	17,462	18,095	38,377	39,579
Ounces Produced	20,915	17,462	18,095	38,377	39,579
Tonnes Milled	198,934	203,033	188,038	401,967	346,152
Grade (grams / tonne)	3.80	3.25	3.60	3.52	3.99
Cash Operating Cost ($/oz) [4,5]	634	742	622	683	579
Total Cash Cost ($/oz) [3,4,5]	679	781	666	726	624
Olympias, Greece
Ounces Sold	-	-	-	-	-
Ounces Produced[1]	4,827	6,658	-	11,485	-
Tonnes Milled	89,112	116,972	-	206,084	-
Grade (grams / tonne)	3.97	3.80	-	3.86	-
Cash Operating Cost ($/oz)[4,5]	-	-	-	-	-
Total Cash Cost ($/oz)[3,4,5]	-	-	-	-	-

[1]	Ounces produced include pre-commercial production in Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash Operating Costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.
[5]	Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	June 30, 2013	December 31, 2012

		$	$
ASSETS
Current assets
Cash and cash equivalents		522,158	816,843
Term deposits		221,441	-
Restricted cash		261	241
Marketable securities		2,434	1,988
Accounts receivable and other		105,556	112,324
Inventories		217,109	220,766
		1,068,959	1,152,162
Investments in associates		31,038	27,949
Deferred income tax assets		1,740	3,149
Restricted assets and other		44,238	31,846
Defined benefit pension plan		6,007	4,571
Property, plant and equipment		6,009,707	5,868,742
Goodwill		839,710	839,710
		8,001,399	7,928,129
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		202,770	224,567
Current debt	6	12,624	10,341
		215,394	234,908
Debt	6	583,973	582,974
Asset retirement obligations		80,696	79,971
Deferred income tax liabilities	7	951,979	816,941
		1,832,042	1,714,794
Equity
Share capital	8	5,306,947	5,300,957
Treasury stock		(11,775)	(7,445)
Contributed surplus		71,389	65,382
Accumulated other comprehensive loss		(25,952)	(24,535)
Retained earnings		542,446	594,876
Total equity attributable to shareholders of the Company		5,883,055	5,929,235
Attributable to non-controlling interests		286,302	284,100
		6,169,357	6,213,335
		8,001,399	7,928,129

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2013	2012	2013	2012
		$	$	$	$
Revenue
Metal sales		266,929	244,191	604,997	515,740

Cost of sales
Production costs		116,133	94,486	246,501	185,725
Depreciation and amortization		35,234	25,145	72,348	52,553
		151,367	119,631	318,849	238,278
Gross profit		115,562	124,560	286,148	277,462

Exploration expenses		10,240	10,073	17,864	18,769
General and administrative expenses		18,239	19,665	34,725	35,827
Defined benefit pension plan expense		619	626	1,248	1,261
Share based payments		3,291	3,791	12,168	12,814
Acquisition costs	5	-	1,649	-	19,453
Foreign exchange loss (gain)		5,920	806	5,818	(301)
Operating profit		77,253	87,950	214,325	189,639

Loss (gain) on disposal of assets		(51)	659	(15)	446
Gain on marketable securities and other investments		-	-	(21)	(1,032)
Loss on investments in associates		214	463	1,123	1,744
Other income		(3,138)	(1,431)	(5,114)	(2,377)
Asset retirement obligation accretion		386	503	725	871
Interest and financing costs		11,061	1,446	21,562	2,134

Profit before income tax		68,781	86,310	196,065	187,853
Income tax expense	7	24,550	36,805	195,802	64,530
Profit for the period		44,231	49,505	263	123,323

Attributable to:
Shareholders of the Company		43,274	46,624	(2,189)	114,475
Non-controlling interests		957	2,881	2,452	8,848
Profit for the period		44,231	49,505	263	123,323

Weighted average number of shares outstanding
Basic		715,038	711,449	714,739	662,949
Diluted		715,426	713,050	715,256	664,634

Earnings per share attributable to shareholders of the Company:
Basic earnings per share		0.06	0.07	0.00	0.17
Diluted earnings per share		0.06	0.07	0.00	0.17

The accompanying notes are an integral part of these consolidated financial statements.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$

Profit for the period	44,231	49,505	263	123,323
Other comprehensive loss:
Change in fair value of available-for-sale financial assets	(918)	(1,024)	(1,400)	(1,137)
Realized gains on disposal of available-for-sale financial assets transferred to net income	-	-	(17)	(24)
Actuarial losses on defined benefit pension plans	-	(5,701)	-	(5,701)
Total other comprehensive loss for the period	(918)	(6,725)	(1,417)	(6,862)
Total comprehensive income (loss) for the period	43,313	42,780	(1,154)	116,461

Attributable to:
Shareholders of the Company	42,356	39,899	(3,606)	107,613
Non-controlling interests	957	2,881	2,452	8,848
Total comprehensive income (loss) for the period	43,313	42,780	(1,154)	116,461

The accompanying notes are an integral part of these consolidated financial statements.

12

Eldorado Gold Corporation Unaudited Condensed Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		44,231	49,505	263	123,323
Items not affecting cash
Asset retirement obligation accretion		386	503	725	871
Depreciation and amortization		35,234	25,145	72,348	52,553
Unrealized foreign exchange loss (gain)		403	(877)	524	(363)
Deferred income tax expense (recovery)	7	560	2,298	136,448	(6,688)
Loss (gain) on disposal of assets		(51)	659	(15)	446
Loss on investments in associates		214	463	1,123	1,744
Gain on marketable securities and other investments		-	-	(21)	(1,032)
Share based payments		3,291	3,791	12,168	12,814
Defined benefit pension plan expense		619	626	1,248	1,261
		84,887	82,113	224,811	184,929

Changes in non-cash working capital	11	(63,433)	(123,116)	(36,265)	(142,657)
		21,454	(41,003)	188,546	42,272
Investing activities
Net cash received on acquisition of subsidiary	5	-	-	-	18,789
Purchase of property, plant and equipment		(116,549)	(114,598)	(217,763)	(167,112)
Proceeds from the sale of property, plant and equipment		136	132	192	791
Proceeds on pre-production sales		10,900	13,958	15,228	20,022
Purchase of marketable securities		-	(2,152)	-	(2,152)
Proceeds from the sale of marketable securities		-	-	332	230
Funding of non-registered supplemental retirement plan
investments, net		-	20,509	-	14,486
Investments in associates		-	(2,716)	(6,357)	(3,412)
Investment in term deposits		(62,514)	-	(221,441)	-
Decrease in restricted cash		15	(382)	5	(1,669)
		(168,012)	(85,249)	(429,804)	(120,027)
Financing activities
Issuance of common shares for cash		179	10,741	1,601	16,831
Dividend paid to non-controlling interests		-	(1,271)	-	(1,271)
Dividend paid to shareholders		-	-	(50,241)	(49,880)
Purchase of treasury stock		(168)	-	(6,462)	(6,011)
Long-term and bank debt proceeds		-	50,000	12,412	50,000
Long-term and bank debt repayments		-	(5,524)	(10,354)	(11,087)
Loan financing costs		90	-	(383)	-
		101	53,946	(53,427)	(1,418)
Net decrease in cash and cash equivalents		(146,457)	(72,306)	(294,685)	(79,173)
Cash and cash equivalents - beginning of period		668,615	386,896	816,843	393,763

Cash and cash equivalents - end of period		522,158	314,590	522,158	314,590

The accompanying notes are an integral part of these consolidated financial statements.

13

Eldorado Gold Corporation Unaudited Condensed Consolidated Statements of Changes in Equity (Expressed in thousands of U.S. dollars)
		Three months ended		Six months ended
		June 30,		June 30,
	Note	2013	2012	2013	2012
		$	$	$	$
Share capital
Balance beginning of period		5,303,095	5,258,949	5,300,957	2,855,689
Shares issued upon exercise of share options, for cash		179	10,741	1,601	16,831
Transfer of contributed surplus on exercise of options		273	11,648	989	18,156
Shares issued on acquisition of European Goldfields Ltd.	5	-	-	-	2,380,140
Transfer of contributed surplus on exercise of deferred
phantom units		3,400	1,030	3,400	11,552
Balance end of period		5,306,947	5,282,368	5,306,947	5,282,368

Treasury stock
Balance beginning of period		(12,307)	(8,457)	(7,445)	(4,018)
Purchase of treasury stock		(168)	-	(6,462)	(6,011)
Shares redeemed upon exercise of restricted share units		700	1,102	2,132	2,674
Balance end of period		(11,775)	(7,355)	(11,775)	(7,355)

Contributed surplus
Balance beginning of period		71,827	80,289	65,382	30,441
Share based payments		3,935	3,935	12,528	12,150
Shares redeemed upon exercise of restricted share units		(700)	(1,102)	(2,132)	(2,674)
Options issued on acquisition of European Goldfields Ltd.	5	-	-	-	31,130
Deferred phantom units granted on acquisition of European
Goldfields Ltd.		-	-	-	29,105
Transfer to share capital on exercise of options and deferred
phantom units		(3,673)	(12,678)	(4,389)	(29,708)
Balance end of period		71,389	70,444	71,389	70,444

Accumulated other comprehensive loss
Balance beginning of period		(25,034)	(10,206)	(24,535)	(10,069)
Other comprehensive loss for the period		(918)	(6,725)	(1,417)	(6,862)
Balance end of period		(25,952)	(16,931)	(25,952)	(16,931)

Retained earnings
Balance beginning of period		499,172	400,687	594,876	382,716
Dividends paid		-	-	(50,241)	(49,880)
Profit (loss) attributable to shareholders of the Company		43,274	46,624	(2,189)	114,475
Balance end of period		542,446	447,311	542,446	447,311
Total equity attributable to shareholders of the Company		5,883,055	5,775,837	5,883,055	5,775,837

Non-controlling interests
Balance beginning of period		285,595	322,547	284,100	56,487
Profit attributable to non-controlling interests		957	2,881	2,452	8,848
Dividends declared to non-controlling interests		-	(9,399)	-	(9,399)
Non-controlling interest acquired from European Goldfields Ltd.	5	-	-	-	260,093
Non-controlling interest buy out		(250)	-	(250)	-
Balance end of period		286,302	316,029	286,302	316,029

Total equity		6,169,357	6,091,866	6,169,357	6,091,866

The accompanying notes are an integral part of these consolidated financial statements.

14